Umatrin Holding Limited

315 Madison Ave, 3rd Floor PMB #3050

New York, NY 10017

(866) 874-4888

October 25, 2016

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Umatrin Holding Limited (the “Company”)
Registration Statement on Form S-1
File No. 333-211289 (the “Registration Statement”)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 3:00 pm on Thursday, October 27, 2016, or as soon thereafter as is practicable. There have been no material adverse developments in the Company’s financial condition and/or results of operations since June 30, 2016.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declares the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Umatrin Holding Limited

By:	/s/ Dato’ Lew Kok Hong
Name:	Dato’ Lew Kok Hong
Title:	President, Chief Executive Officer & Chief Financial and Chairman of the Board of Directors